Articles of Amendment to the
Certificate of Incorporation
of
Continental Fuels, Inc.

Pursuant to NRS 78.385 and 78.390, the following Articles of Amendment are executed by the undersigned, a Nevada corporation:

1.	The name of the corporation is Continental Fuels, Inc.

2.	Article IV of the Certificate of Incorporation, as amended, of the corporation, shall be amended by deleting it in its entirety and substituting the following in lieu thereof:

"Article IV.     Authorized Capital Stock..     Effective on April 25, 2008 at 5:00 p.m., eastern standard time (the "Effective
Time"), every ten outstanding shares of this corporation's Common Stock shall be combined and reclassified into one share of
Common Stock of this corporation, thereby giving effect to a one-for-ten reverse stock split of this corporation's Common Stock
(the "Reverse Split"). No fractional shares of Common Stock shall be issued in the Reverse Split; instead, shareholders who would otherwise be entitled to fractional shares will receive one whole share in lieu of such fraction. After giving effect to the
Reverse Split, the total number of shares of capital stock that this corporation is authorized to issue shall be 1,000,000,000 shares, consisting of 900,000,000 shares of Common Stock, par value $0.001 per share, and 100,000,000 shares of Preferred Stock, par value $0.001 per share. The Common Stock is subject to the rights and preferences of Preferred Stock as determined by the board of directors."

3.      The amendment effects a one-for-ten reverse stock split of the corporation's outstanding Common Stock (the "Reverse
Split"). No fractional shares of Common Stock shall be issued in the Reverse Split. Whether fractional shares would have been issuable (but for the preceding sentence) upon the Reverse Split shall be determined based on the total number of shares of
Common Stock held by each shareholder immediately following the Reverse Split (after aggregating any fractional shares resulting from the Reverse Split of each such shareholder's Common Stock). In lieu of issuing fractional shares resulting from the
Reverse Split, the corporation shall round each such fractional share up to the nearest whole share and issue such share to such shareholder. The Reverse Split shall occur automatically without any further action by the holders of the shares affected thereby and whether or not the certificates representing such shares, if in certificated form, are surrendered to this corporation or its transfer agent. With respect to outstanding shares of Common Stock represented by stock certificates, the corporation shall not be obligated to issue certificates evidencing such shares of Common Stock unless the certificates evidencing such shares of
Common Stock are either delivered to the corporation's transfer agent or the shareholder notifies the transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the corporation to indemnify the corporation from any loss incurred by it in connection with such certificates.

4.      The amendment was adopted by the Board of Directors on April 22, 2008. The shareholders of the corporation approved the amendment on April 22, 2008.

5.      These Articles of Amendment shall be effective at 5:00 P.M., Eastern Standard Time, on April 25, 2008.

These Articles of Amendment are executed by said corporation by its duly authorized officer.

DATED: April 22, 2008

CONTINENTAL FUELS, INC.

By: ____________________________
Timothy Brink
CEO & President